Filed Pursuant to Rule 253(g)(2)
File No. 024-11140

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

SUPPLEMENT NO. 7 DATED SEPTEMBER 24, 2020
TO THE OFFERING CIRCULAR DATED JUNE 25, 2020

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Real Estate Investment Trust, LLC (“we”, “our” or “us”), dated June 25, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on June 26, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update.

Asset Update

Senior Mortgage Loan - WRE2230 LLC

On March 30, 2018, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage loan with a principal balance of $4,900,000, (the “Huron River Apartments Senior Loan”). The borrower, WRE2230 LLC, a Michigan LLC (the “WRE2230”), used the loan proceeds to acquire and renovate Huron River Apartments, a multifamily property located at 2230 Fuller Ct, Ann Arbor, MI 48105 (the “Huron River Apartments Property”). The details of the acquisition can be found here.

Upon completing renovations to a majority of the units, on September 18, 2020,  WRE2230 secured refinancing of the Huron Rivers Apartments Property and redeemed the Huron River Apartments Senior Loan. All interest payments were paid in full during the investment period, yielding an internal rate of return of approximately 8.6%.